                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                                   SCHEDULE TO
        TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 3)

                             RALCORP HOLDINGS, INC.
         (Name of Subject Company (issuer) and Filing Person (offeror))

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                  751 028 10 1
                      (CUSIP Number of Class of Securities)

                               Robert W. Lockwood
                  Vice President, General Counsel and Secretary

                             Ralcorp Holdings, Inc.

                          800 Market Street, Suite 2900

                            St. Louis, Missouri 63101

                                 (314) 877-7000
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                Communications on Behalf of the Filing Person(s))

                                    COPY TO:
                            William F. Seabaugh, Esq.
                               John M. Welge, Esq.
                                 Bryan Cave LLP
                       One Metropolitan Square, Suite 3600
                            St. Louis, Missouri 63102
                                  (314)259-2000
                               Fax: (314)259-2020

                            CALCULATION OF FILING FEE

         TRANSACTION VALUATION*                     AMOUNT OF FILING FEE**
             $ 96,000,000                                $8,832.00

* For the purpose of calculating the filing fee only, this amount is based on the purchase of 4,000,000 shares of common stock at the maximum tender offer price of $24.00 per share. The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act, as amended.

** Previously paid.
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[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)
and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:      Not applicable.    Filing party:    Not applicable.
Form or Registration No.:    Not applicable.    Date Filed:      Not applicable.

[_] Check box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_] third-party tender offer          [_] going private transaction
    subject to Rule 14d-1                 subject to Rule 13e-3

[X] issuer tender offer               [_] amendment to Schedule 13D
    subject to Rule 13e-4                 under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer [_]

     This Amendment No. 3 to the Tender Offer Statement on Schedule TO relates to the offer by Ralcorp Holdings, Inc., a Missouri corporation ("Ralcorp" or the "Company"), to purchase shares of its common stock, $0.01 par value. Ralcorp is offering to purchase up to 4,000,000 shares, or such lesser number of shares as are properly tendered and not properly withdrawn, at a price not greater than $24.00 nor less than $21.00 per share, net to the seller in cash, without interest. Ralcorp's offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 12, 2002 and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the offer. All shares tendered and purchased will include the associated common stock purchase rights issued pursuant to the Shareholder Protection Rights Agreement, dated December 27, 1996 (as amended), between the Company and the Rights Agent named therein and, unless the context otherwise requires, all references to shares include the associated common stock purchase rights. This Amendment No. 3 to the Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended. The Company is also the filing person. Copies of the Offer to Purchase and the related Letter of Transmittal were previously filed with the Schedule TO as exhibits (a)(1)(A) and (a)(1)(B), respectively.

     The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment No. 3 to the Schedule TO by reference to all of the applicable items in this Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEM 12. EXHIBITS

         Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

EXHIBIT NO.         DESCRIPTION

(a)(5)(viii)        Letter to shareholders holding fewer than 100 shares.
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                                    SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 3, 2002                RALCORP HOLDINGS, INC.

                                        By: /s/ Joe R. Micheletto
                                            ------------------------------------
                                            Name:  Joe R. Micheletto
                                            Title: Chief Executive Officer and
                                                   President

                                  EXHIBIT INDEX


EXHIBIT NO.        DESCRIPTION
-----------        -----------
(a)(1)(i)*         Offer to Purchase.

(a)(1)(ii)*        Letter of Transmittal.

(a)(1)(iii)*       Notice of Guaranteed Delivery.

(a)(1)(iv)*        Letter to participants in Ralcorp's 401(k) Savings
                   Investment Plan from Joe R. Micheletto, Chief Executive
                   Officer and President of Ralcorp, dated November 12, 2002.

(a)(1)(v)*         Letter to Brokers, Dealers, Commercial Banks, Trust
                   Companies and Other Nominees.

(a)(1)(vi)**       Letter to participants in Ralcorp's 401(k) Savings Investment
                   Plan dated November 2002.

(a)(2)             Not applicable.

(a)(3)             Not applicable.

(a)(4)             Not applicable.

(a)(5)(i)*         Letter to Clients for use by Brokers, Dealers, Commercial
                   Banks, Trust Companies and Other Nominees.

(a)(5)(ii)*        Guidelines for Certification of Taxpayer Identification
                   Number on Substitute Form W-9.

(a)(5)(iii)*       Summary Advertisement dated November 12, 2002.

(a)(5)(iv)*        Press Release dated November 11, 2002.

(a)(5)(v)*         Letter to shareholders from Joe R. Micheletto, Chief
                   Executive Officer and President of Ralcorp, dated November
                   12, 2002.

(a)(5)(vi)**       Press Release dated November 20, 2002.

(a)(5)(vii)***     Press Release dated November 25, 2002.

(a)(5)(viii)       Letter to shareholders holding fewer than 100 shares.

(b)(1)* $275,000,000 Credit Agreement among Ralcorp Holdings, Inc., the lenders named therein and Bank One, N.A., as Agent, dated October 16, 2001 (Filed as Exhibit 10.1 to the
                   Company's Form 10-K for the period ending September 30,
                   2000).

(b)(2)*            Receivables Purchase Agreement dated as of September 25,
                   2001 among Ralcorp Receivables Corporation, Ralcorp
                   Holdings, Inc., Falcon Asset Securitization Corporation and
                   Bank One. N.A. (Filed as Exhibit 10.4 to the Company's Form
                   10-K for the period ending September 30, 2002).

EXHIBIT NO.        DESCRIPTION
-----------        -----------

(b)(3)* Amendment No. 1 to Receivables Purchase Agreement dated as of September 25, 2001 among Ralcorp Receivables Corporation,
                   Ralcorp Holdings, Inc., Falcon Asset Securitization
                   Corporation and Bank One. N.A.

(d)*               Agreement between Ralcorp Holdings, Inc. and J. R.
                   Micheletto dated May 23, 2002 (Filed as Exhibit 10.1 to the
                   Company's Form 10-Q for the period ending June 30, 2002).

(g)                Not applicable.

(h)                Not applicable.

* Previously filed (including by incorporation by reference) with Schedule TO on November 12, 2002.
** Previously filed with Amendment No. 1 to Schedule TO on November 21, 2002. *** Previously filed with Amendment No. 2 to Schedule TO on November 25, 2002.